UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

INLIF LIMITED

(Exact name of registrant as specified in its charter)

No. 88, Hongsi Road

Yangxi New Area, Honglai Town

Nan’an City, Quanzhou

The People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

INLIF LIMITED, a Cayman Islands exempted company (the “Company”) is furnishing this Form 6-K to provide its unaudited condensed consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024, and incorporate such financial statements into the Company’s registration statement referenced below.

On September 29, 2025 (China time), the Company published a press release entitled “INLIF LIMITED Reports First Half of Fiscal Year 2025 Financial Results”, a copy of which is attached herein as Exhibit 99.3.

This report of foreign private issuer on Form 6-K (excluding the press release attached as Exhibit 99.3 hereto) is hereby incorporated by reference into the registration statement on Form S-8 of the Company (File Number 333-286485), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Financial Statements and Exhibits.

Exhibits:

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements as of June 30, 2025 and for the Six Months Ended June 30, 2025 and 2024.
99.2	Operating and Financial Review and Prospects in Connection with the Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2025 and 2024.
99.3	Press Release dated September 29, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INLIF LIMITED

Date: September 29, 2025	By:	/s/ Rongjun Xu
Rongjun Xu
Chief Executive Officer

By:	/s/ Yanting Chen
Yanting Chen
Chief Financial Officer

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